May 31, 2024	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1-415-773-5700 orrick.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:	Jennie Beysolow
Donald Field

Re:	Getaround, Inc.
Registration Statement on Form S-1
Filed February 3, 2023
File No. 333-269571

Ladies and Gentlemen:

On behalf of Getaround, Inc. (“Getaround” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated February 23, 2023 (the “Comment Letter”), with respect to the Company’s above-referenced Registration Statement on Form S-1 (File No. 333-269571) (the “Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Registration Statement and is publicly filing via EDGAR an Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Registration Statement.

Registration Statement on Form S-1 filed February 3, 2023

Cover page

1.

For each of the securities being registered for resale, please disclose the price that the selling securityholders paid for such securities, including the price paid for securities overlying any securities being registered for resale.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 52-53 of the Amended Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

May 31, 2024

2.

Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6, 53-54, 62 and 100 of the Amended Registration Statement.

3.

We note the significant number of redemptions of your common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6, 51-53 and 99-100 of the Amended Registration Statement.

4.

Please revise to highlight any differences in the current trading price, the prices that the selling securityholders (including the sponsors, founders, officers, directors, PIPE investors or any other private placement investors), and the price that the public securityholders acquired their shares and warrants. Disclose that while such selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 52-53 of the Amended Registration Statement.

Sales of substantial amounts of our common stock in the public markets..., page 52

5.

To illustrate this risk, please revise to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also please disclose, if true, that even though the current trading price is significantly below the SPAC IPO price, certain selling securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 51-53 of the Amended Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

May 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 105

6.

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that entities affiliated with SoftBank Vision Fund, and entities affiliated with Mudrick Capital Management, beneficial owners of over 10% of your outstanding shares, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 99-100 of the Amended Registration Statement.

Liquidity and Capital Resources, page 128

7.

In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 99-100 of the Amended Registration Statement.

If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.

Very truly yours,

By:	/s/ William L. Hughes, Esq.
William L. Hughes, Esq.

cc:	Eduardo Iniguez, Getaround, Inc.
Spencer Jackson, Esq., Getaround, Inc.